VUANCE Announces Receipt of Time Extension to Achieve
NASDAQ Continued Listing Requirements

Franklin, WI. – June 22, 2009 – VUANCE, Ltd. (NASDAQ: VUNC), a leading provider of innovative Radio Frequency Verification Solutions, including active RFID, electronic access control, credentialing, accountability and incident response management, today announced that the NASDAQ Listing Qualifications Panel (the “Panel”) has granted the Company’s request for an extension of time to achieve full compliance with the applicable NASDAQ Capital Market (“NASDAQ”) listing requirements.

As disclosed on December 16, 2008, March 26, 2009 and April 2, 2009, the Company was previously notified by NASDAQ that it no longer satisfied the stockholders’ equity requirement for continued listing on NASDAQ, as set forth in Listing Rule 5550(b) (formerly Marketplace Rule 4310(c)(3)). In response, the Company appeared before the Panel at a hearing on April 30, 2009.

The Panel’s decision, and the Company’s continued listing on NASDAQ, is subject to the Company’s compliance with certain conditions, including demonstration by the Company that it has regained compliance with NASDAQ’s minimum stockholders’ equity requirement of $2.5 million or with one of the alternative listing criteria, as set forth in NASDAQ Listing Rule 5550(b), by September 28, 2009. While the Company is executing on its plan to regain compliance, there can be no assurance that the Company will be able to do so.  Should the Company be unable to meet the exception requirement, the Panel will issue a final determination to delist the Company’s shares and, unless the Nasdaq Listing and Hearings Review Council issues a stay, will suspend trading of the Company’s shares on NASDAQ effective on the second business day from the date of the final determination.

About VUANCE Ltd.
VUANCE Ltd. develops and markets state-of-the-art security solutions for viewing, tracking, locating, credentialing, and managing essential assets and personnel. VUANCE solutions encompass electronic access control, urban security, and critical situation management systems as well as long-range Active RFID for public safety, commercial, and government sectors. The Company’s comprehensive range of products enable our business partners to offer their customers end-to-end solutions that can overcome the most difficult security challenges. Its Incident Response Management System (IRMS) is the industry's most comprehensive mobile credentialing and access control system, designed to meet the needs of Homeland Security and other public initiatives. VUANCE is serious about security.

VUANCE Ltd. is headquartered in Rockville, MD. Its common stock is listed on the NASDAQ Capital Market under the symbol “VUNC”. For more information, visit www.vuance.com.

Safe Harbor

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Statements preceded or followed by or that otherwise include the words "believes," "expects," “anticipates," "intends," "projects," "estimates," "plans," and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Forward-looking statements in this release also include statements about business and economic trends. Investors should also consider the areas of risk described under the heading "Forward Looking Statements" and those factors captioned as "Risk Factors" in the Company’s periodic reports under the Securities Exchange Act of 1934, as amended, or in connection with any forward-looking statements that may be made by the Company.

The Company also disclaims any duty to comment upon or correct information that may be contained in reports published by the investment community.

Investor/Media Contact
Hayden Communications

Brett Maas, 646-536-7331
brett@haydenir.com